OPENING NIGHT ENTERPRISES, LLC

September 24, 2019

Division of Corporate Finance

Office of Transportation and Leisure

Securities and Exchange Commission

Washington, DC 20549

Re: File No. 024-10712

Attn: John Dana Brown

Dear Mr. Brown:

Thank you for your letter of July 16, 2019, regarding your comments on our post-qualification amendment No. 1.

The purpose of this amendment was to satisfy additional requirements requested by FINRA to properly facilitate the obligations, responsibilities and guidelines for our Broker, Jumpstart Securities LLC, in this endeavor.

It is important to note that the response letter we received on July 16, 2019, did not reflect any comments to that information, which was the reason for our filing of Amendment No.1.

We believe the comments that were stated in your letter had been previously reviewed on numerous occasions and approved by your team.

Since our original filing on June 28, 2017, six (6) amendments were previously submitted and reviewed resulting in our qualification by the SEC on April 1, 2019. During that ten-month review period, none of these minor issues presented in the latest comments, were ever presented to us by the SEC as an issue.

I’m sure you can understand how challenging it can be after a two-year review, to finally receive qualification and then, in an effort to satisfy additional FINRA ancillary issues, reviewers with the SEC change their perspective as to what is acceptable; seeking additional information on those items that have been on reviewed on numerous occasions and qualified.

In reading the comments that were included in this letter, it is possible that one reviewer may have subjective and different interpretations than another and request greater clarification and detailed information. But we believe and previous reviewers with the SEC have agreed, through numerous reviewed amendments, that none of the recent comments in this case hold substantial facts that change or invalidate our guidelines or threaten the solid strength of our offering.

80 West Sierra Madre Blvd., Suite 141, Sierra Madre, CA 91024 | 626.355.1049

To provide you with better clarity and understanding and to support our response to your letter, we have taken time to speak to the reviewer’s specific comments

1.	We believe that the subject paragraph regarding the Immediate Use of Commitment Prior to Minimum Capitalization of the Company is consistent with our general disclosure that the company is not offering investors any arrangement as part of the offering terms.

Please note, this paragraph is in itself designed and created to speak to any conditions and/or caveats to that general premise, that may also be found in the Circular that no arrangements for a return of one’s investment are available.

A well-known premise and a generally acceptable practice in any reputable investment portfolio is that should an investor not wish to wave her/his right of refund, those amounts will be returned to members on a pro-rata basis. As an investor reviews the circular and its exhibits, it is in this subject paragraph, designed and created for the purpose of defining and declaring any caveats, that the potential investor will discover what steps they should take to receive a return of investment monies should the company not secure any given offering minimum amount.

Therefore, as a matter of course, it is in this paragraph where such specific rights of return are defined and set forth.

2.	Signatures

Charles Jones, as the Chief Executive Officer of Opening Night Enterprises LLC, and per the instructions under signatures found in the Form 1-A filing, can solely execute as an executive officer, the offering statement on behalf of the issuer, Opening Night Enterprises LLC.

3-5.	General

As it relates to the notes regarding the Subscription and Operating Agreements information be disclosed in the Offering Statement, it is important to note that at the beginning of Summary of the Offering, it is well defined that:

The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Offering Circular and its attached Exhibits. Any capitalized terms used herein which are not defined herein shall have the meanings ascribed to them in the Operating Agreement attached hereto as Exhibit1A-2B.

The investor has been notified and in the italicized language above informed that additional important information appears in the exhibits which are part of the Offering Circular. To include the information again in the Offering Circular would seem duplicitous and deem to deminimize the purpose of the exhibits to provide additional relevant information.

OPENING NIGHT ENTERPRISES, LLC

Additionally, from Comments No. 4 and No. 5, the investor can glean that the arbitration agreement and fee-shifting provision apply to Federal Securities law. In fact, it states in the second paragraph of the Subscription Agreement that:

This Offering is being conducted pursuant to the rules for Tier 2 offerings under Regulation A. Regulation A was enacted by the Securities and Exchange Commission (the “SEC”) to exempt certain limited- registration requirements of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”).

In addition, Article 11.10 (Attorney’s Fees) is designed to be broad in scope, allowing any legal action or arbitration to give the investor and her/his legal counsel a quantified assurance that any level of recovery and action under federal securities law, from which this article is defined, as stated in the above paragraph, is available in an equitable forum. This paragraph was ideally designed with the belief that adding additional disclosures, could be seen as negating the risk factors while narrowing legal parameters and eliminating the ability to create a clear playing field upon which matters can be resolved.

We appreciate your entire SEC team’s efforts to ensure that every company seeking to become qualified meets the right standard and serves potential investors in a substantive and legal way.

We are well aware of the high standards set by the SEC and respect the entire process and believe, based on our qualification, that we have met those standards.

We now begin focusing on raising the requisite funds; to speak to the spirit of the Jobs Act from which this program was created, bringing new jobs to the fold and creating a successful offering for everyone who chooses to participate.

Please transmit all future correspondence to me at the address and email listed below. And thank you for your consideration as we submit this letter in lieu of an additional amendment respectfully requesting that because of the circumstances and clarifications presented above, any outstanding matters and comments to this Post Qualified Amendment No. 1 may be resolved.

Sincerely,

Charles Jones II

Chief Executive Officer

On Behalf of Issuer

Opening Night Enterprises, LLC.

CharlesJonesII@mac.com

626-627-8691

80 West Sierra Madre Blvd., Suite 141, Sierra Madre, CA 91024 | 626.355.1049